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SEC FILE NUMBER
8-68563

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cigna Benefits financing, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

900 Cottage Grove Rd, A4COL

(No. and Street)

Bloomfield	CT	06002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lee Foley	860-803-0805	Lee.Foley@cigna.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pricewaterhouse Coopers, LLC

(Name – if individual, state last, first, and middle name)

Cityplace I, 185 Asylum St, Suite 2400, Hartford, CT 06103

(Address) (City) (State) (Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DMS

OATH OR AFFIRMATION

I, Lauren Willerton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cigna Benefits Financing, Inc, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public Commission Expires 1/31/2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

State of Connecticut
Office of the Secretary of the State
Certificate of Appointment as a Notary Public

Pursuant to the authority vested in me, be it known that

ALISON G GAFFNEY

has been duly appointed as a **NOTARY PUBLIC** within and for the State of Connecticut, with full authority to perform and exercise the duties incident to said office for a period commencing on the date hereof and terminating on the expiration date of this certificate, unless said appointment is sooner revoked.

In Testimony Whereof I have caused this certificate to be issued under the seal of the Secretary of the State, at Hartford, Connecticut.

Denise W. Merrill
Secretary of the State

Scott D. Bates
Deputy Secretary of State

I do solemnly swear that I will support the Constitution of the United States and the Constitution of the State of Connecticut; and that I will faithfully discharge, according to law, the duties of the office of **NOTARY PUBLIC** to the best of my ability. So help me God.

Alison G. Gaffney
Signature of Alison G. Gaffney

Subscribed and sworn to before me this 8th day of January 2020 .

Jini Ruscitti, As't.
Jini Ruscitti, As't. Town Clerk
Signature and Title of Officer

Recorded in the Notary Public
Records of the Town of
on the 8th day of January 2020 .
Jini Ruscitti As't.
Town Clerk

Date Appointed: **02/01/2020** Expiration Date: **01/31/2025**

Account Number: **SNPC.0155696**

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

As of and for the year ended

DECEMBER 31, 2021

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Cigna Benefits Financing, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cigna Benefits Financing, Inc. (the "Company") as of December 31, 2021, and the related statements of income, of changes in stockholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2021 (collectively, the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Hartford, Connecticut
February 24, 2022

We have served as the Company's auditor since 2011.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)
Index
December 31, 2021

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Statement of Financial Condition
As of December 31, 2021

(Amounts in thousands, except per share amounts)

	2021
Assets:	
Cash	$279
Other Assets	10
Total Assets	$289
Liabilities:	
Accounts payable and accrued expenses, to affiliate	$99
Income taxes payable, to affiliate	9
Total Liabilities	$108
Equity:	
Common stock, $1 par value per share. Authorized and outstanding 1,000 shares	$1
Additional paid-in capital	99
Retained earnings	81
Total Equity	$181
Total Liabilities and Equity	$289

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Statement of Income
For the Year Ended December 31, 2021

(Amounts in thousands)

	2021
Income:	
Servicing fees from affiliate (see note 3)	$1,246
Expenses:	
Employee compensation and benefits	1,076
General expenses	54
Rent	54
Regulatory fees	6
Other expenses	18
Total Expenses	1,208
Income before income taxes	38
Income Tax Expense	10
Net Income	$28

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2021

(Amounts in thousands)

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance January 1, 2021	$1	$99	$53	$153
Net Income	-	-	28	28
Balance December 31, 2021	$1	$99	$81	$181

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Statement of Cash Flows
For the Year Ended December 31, 2021

(Amounts in thousands)

	2021
Cash Flows from operating activities:	
Net Income	$28
Changes in assets and liabilities:	
Accounts payable and accrued expenses	(1)
Other assets	4
Income taxes payable	14
Net Cash provided by operating activities	45
Cash at beginning of the year	234
Cash at end of the year	$279
Supplemental cash flows disclosures:	
Income tax received from affiliate	$3

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Notes to Financial Statements
December 31, 2021

Note 1 – Organization and Nature of Business

Cigna Benefits Financing, Inc. (the "Company") is a wholly-owned subsidiary of Cigna Investments, Inc. ("CII"), which is an indirect wholly-owned subsidiary of Cigna Corporation ("Cigna"). The Company, formed in 2010, is a broker-dealer company incorporated in the State of Delaware. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission ("SEC"). CII provided an initial capital funding of $25 thousand on May 18, 2010. A second capital funding of $975 thousand, requested by FINRA as a condition of membership approval, was provided by CII on October 19, 2010. After receiving FINRA membership approval, the Company commenced operations on January 14, 2011.

The business of the Company consists of supervising the sale and servicing of variable life insurance policies issued by its affiliate, Connecticut General Life Insurance Company ("CGLIC"), and its revenue consists solely of revenue from CGLIC.

Note 2 – Summary of Significant Accounting Policies:

Basis of Presentation

The Financial Statements of the Company were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated United States federal income tax return filed by Cigna Corporation, the Company's ultimate parent. Pursuant to the Tax Sharing Agreement with Cigna Corporation, the provision for federal income taxes is computed as if it were filing on a separate return basis, except that benefits arising from credits and net operating losses are allocated to those subsidiaries producing such attributes only to the extent they have been utilized in the consolidated federal income tax provision. Note 5 contains additional information about the Company's income taxes.

Revenue Recognition

Revenue is recognized when a performance obligation is satisfied and reflects the consideration to which the Company expects to be entitled for the services rendered. In accordance with the Expense Sharing and Servicing Agreement with its affiliates, CGLIC and Cigna Health & Life Insurance Company ("CHLIC"), the Company recognizes a fixed monthly fee for its sole performance obligation to service the variable life policies issued by CGLIC. In 2021, CGLIC paid the Company $1,246 thousand for its services.

Other Assets

Other assets consist of software licenses and subscriptions that have been paid in advance and are amortized into expense over the contractual term of the agreement.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Notes to Financial Statements
December 31, 2021

Note 3 – Related Party Transactions

The Company has an Expense Sharing and Servicing Agreement with its affiliates, CGLIC and CHLIC. The Company reimburses CHLIC on a monthly basis for all incurred expenses, including employee compensation and benefits, rent and other general expenses. In 2021, the Company reimbursed CHLIC $1,199 thousand and received servicing fees of $1,246 thousand from CGLIC. It is possible that the terms of the transactions mentioned above are not the same as those that would result from transactions among wholly unrelated parties.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under the SEC Uniform Net Capital Rule, a broker/dealer that does not receive or hold funds or securities for customers nor does it carry accounts for customers is required to maintain net capital of $5 thousand or 6.67% of aggregate indebtedness, whichever is greater. The Company maintained the required minimum net capital at all times during 2021. At December 31, 2021, the Company had net capital of $171 thousand, which was $164 thousand in excess of its required net capital of $7 thousand. The Company had aggregate indebtedness of $108 thousand at December 31, 2021, and its percentage of aggregate indebtedness to net capital was 63.5 at December 31, 2021.

The Company claimed exemption throughout the year ended December 31, 2021 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendment to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the sale and servicing of variable life insurance policies and private placement of securities where the funds are payable to the life insurance company and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Note 5 – Income Taxes

The components of income taxes for the year ended December 31 was as follows:

(In 000's)	2021
Current Federal and State Taxes	$10
Deferred Taxes	-
Total Income Tax Expense	$10

Total income taxes for the year ended December 31, 2021 were different from the amount computed using the nominal federal income tax rate for the following reasons:

	2021	Effective Tax Rate
Tax expense at nominal rate	$8	21.00%
State income tax (net of federal income tax benefit)	$2	4.38%
Total income taxes	$10	25.38%

Note 6 – Commitments and Contingencies

The Company has committed to reimburse CHLIC for the expenses incurred under the Expense Sharing and Servicing Agreement on its behalf within 30 days following the close of the month, as specified in the Agreement.

The Company, in its capacity as a broker-dealer, is subject to examination by regulatory agencies and can be subject to litigation and various claims. The Company's management is not aware of any matters that could have a material effect on the Company's results of operations or financial position.

Note 7 – Subsequent Events

The Company is not aware of any events that occurred subsequent to the close of the books or accounts which had a material effect on the financial condition of the Company. In preparing these financial statements, the Company has evaluated events that occurred between the balance sheet date and February 24, 2022 the date the financial statements were available to be issued.

Schedule I
Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

For the Year Ended December 31, 2021
(Amounts in thousands)

	2021
Net Capital	
Total ownership equity qualified for Net Capital	$181
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated borrowings	181
Less: Nonallowable assets	10
Net Capital before haircuts on securities positions	171
Haircuts on securities	-
Net Capital	$171
Aggregate Indebtedness	
Total A.I. liabilities from Statement of Financial Condition	108
Add:	
Drafts for immediate credit	-
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Total aggregate indebtedness	$108
Percentage of aggregate indebtedness to net capital	63.5
Computation of Basic Net Capital Requirement	
Minimum net capital required	$7
Excess net capital	164
Net capital less greater of: 10% of aggregate indebtedness or 120% of minimum net capital required	160

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Note: There are no material differences between this computation of Net Capital (Schedule I) prepared by Cigna Benefits Financing, Inc. and the computation included in the Company's unaudited Part IIA FOCUS Report as of December 31, 2021.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2021
Schedule II

The Company claimed exemption throughout the year ended December 31, 2021, relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendment to 17 C.F.R. § 240.17a-5 because the Company limits it business activities exclusively to the sale and servicing of variable life insurance policies and private placement of securities where the funds are payable to the life insurance company and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Cigna Benefits Financing, Inc.

We have reviewed Cigna Benefits Financing, Inc.'s assertions, included in the accompanying Cigna Benefits Financing, Inc. Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the sale and servicing of variable life insurance policies and private placement of securities where the funds are payable to the life insurance company and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2021 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2021.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

Hartford, Connecticut
February 24, 2022

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 016103
T: 860 241 7000, www.pwc.com/us

Cigna Benefits Financing, Inc.'s
Exemption Report

Cigna Benefits Financing, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits it business activities exclusively to the sale and servicing of variable life insurance policies and private placement of securities where the funds are payable to the life insurance company and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Cigna Benefits Financing, Inc.

I, Lauren Willerton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Lauren G. Willerton

Title: President
Date: February 24, 2022

pwc

Report of Independent Accountants

To the Board of Directors of Cigna Benefits Financing, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) of Cigna Benefits Financing, Inc. (the "Company") for the year ended December 31, 2021. Management of Cigna Benefits Financing, Inc. is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2021, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the Total Revenues amount reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2021 to the Total Revenues amount reported on page 4 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, noting no differences.

2. Compared any amount of Business activities through which revenue was earned reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2021 with the supporting schedules and working papers, as follows:

    a. Compared the distribution of shares of registered open end investment companies or unit investment trusts amount of $1,245,924 to the Company's 2021 Trial Balance dated January 5, 2022, 10:58:06, account number and description "40917 MISC INC FROM AFF COMPANY 01055 CGLIC – CBFI" provided by Lee Foley, Chief Financial Officer, Finance Department, noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2021 and in the related schedules and working papers obtained in procedure 2, as follows:

a. Recalculated the mathematical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues of $1,245,924 by summing the individual business activities through which revenue was earned, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and on its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Board of Directors of Cigna Benefits Financing, Inc. and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Hartford, Connecticut
February 24, 2022

pwc

Cigna Benefits Financing, Inc.

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2021

Amount ($)	Business activities through which revenue was earned
$0	Business conducted outside the United States and its territories and possessions
$1,245,924	Distribution of shares of registered open end investment companies or unit investment trusts
$0	Sale of variable annuities
$0	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$1,245,924	**Total Revenues**